Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

June 14, 2007

Dear Members:

This morning, we announced that the Boards of the Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and CBOT have revised our merger agreement to address some of the members’ rights issues and provide an opportunity for all CBOT shareholders to realize increased value.

Among other things, the CME has enhanced its offer to provide attractive choices to CBOT members regarding their exercise rights. The key elements of the revised agreement include the following:

•	All CBOT stockholders will receive a special dividend of $9.14 per share in cash immediately prior to the closing of the merger;

•	CBOT members will have the ability to sell their exercise rights shortly after the merger or stick with the lawsuit in Delaware and receive a guaranteed minimum value; and

•	Enhanced provisions regarding governance and CBOT member trading rights.

Specific elements of the agreement will be included in revised proxy materials which will be distributed shortly, but the following is a summary:

•

All CBOT shareholders will receive a one-time cash dividend of $9.14 per CBOT share, or a total of $485 million. The dividend will be declared by CBOT before the close of the merger and paid immediately prior to the merger, after all the conditions to the merger have been satisfied. For a CBOT full member that holds the minimum 27,338 shares of CBOT Class A common stock currently required to exercise the CBOE exercise right, the $9.14 per share dividend equates to $250,000 of cash value.

•	In addition, eligible holders of ERPs will have an additional choice regarding their exercise rights:

o	The right to continue as a class member in the CBOE lawsuit with all of its substantial upside recovery potential and a guarantee, even if the lawsuit is lost, of up to a $250,000 payment; or

o	For members who do not want to pursue the lawsuit, the right to sell their ERP to the corporation for $250,000 payable following the closing of the merger.

•

CME eliminated the $15 million cap on out-of-pocket costs (including attorneys’ fees) incurred with respect to its obligations to prosecute the exercise right litigation and defend against any other proceedings brought to challenge the exercise rights.

•

A five-person committee of the Board of CME Group, including three CBOT directors, will have veto authority over rule changes, including member fees, that could materially impair the business opportunities of CBOT members. This veto authority will extend to the 2012 Annual Meeting of Stockholders, an extension of three additional years from the original merger agreement.

The tender offer that was previously included in the CME offer is retained. The CME is expected to launch its $3.5 billion tender offer at $560 per share shortly after the closing of the merger.

Following the discussions that we have had with many of you and the comments that we received from members, we have been working together with the CME to enhance the CME transaction to protect your core rights and the CBOE exercise right. The inclusion of the special dividend also provides significant value for all of our stockholders. We are listening to you and hope that revisions to the agreement further reinforce the strategic rationale of the merger between CME and CBOT. We believe that together we will be stronger and better able to compete, starting immediately on day one after closing.

In addition, CBOT Holdings also today announced that it’s Board of Directors and special committees have carefully reviewed the revised proposal from Intercontinental Exchange, Inc. (ICE) and concluded that it is not superior to the revised CME merger agreement. Please see the attached press release for more details.

With clearance from the Department of Justice this week, and these revisions to the merger agreement, we look forward to a shareholder vote on July 9th and to the ability to complete the merger and establish the largest, most competitive global derivatives exchange. Thank you for your continued support and we look forward to speaking with you this afternoon at 2:15 p.m. in the soybean pit.

Sincerely,

Charles P. Carey	Bernard W. Dan

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus, dated June 5, 2007, regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors may obtain a free copy of the joint proxy statement/prospectus as well as other filings containing information about CBOT Holdings and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings and its directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT Holdings, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT Holdings and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT Holdings and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of CBOT Holdings stockholders, CBOT members or CME stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in the joint proxy statement/prospectus and CBOT Holdings’ other filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006 which are available on CBOT Holdings’ website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.